Exhibit 4.2

First Amendment to the

Separation and Other Covenants Agreement

entered into by and between,

party of the first part:

Companhia Brasileira de Distribuição

and as party of the second part:

Sendas Distribuidora S.A.

JUNE 30, 2021

First Amendment to the

Separation and Other Covenants Agreement

Hereby,

(1)            Companhia Brasileira de Distribuição, a publicly held corporation incorporated in the Federative Republic of Brazil, headquartered in the Capital City of Sao Paulo, State of Sao Paulo, Brazil, at Avenida Brigadeiro Luiz Antônio, No. 3142, Jardim Paulista district, registered with the Corporate Taxpayers' Roll (CNPJ/ME) under No. 47.508.411/0001-56, herein represented by its legal representatives ("CBD"); and

(2)            Sendas Distribuidora S.A., a corporation incorporated in the Federative Republic of Brazil, headquartered in the Capital City of Rio de Janeiro, State of Rio de Janeiro, Brazil, at Avenida Ayrton Senna, No. 0600, Jacarepaguá district, registered with the Corporate Taxpayers' Roll (CNPJ/ME) under No. 06.057.223/0001-71, herein represented by its legal representatives ("Sendas").

CBD and Sendas are hereinafter collectively referred to as “Parties”, and individually and indistinctly as “Party”.

Whereas:

(A)           On December 14, 2020, the Parties executed a split-up agreement known as Separation and Other Covenants Agreement (the "Agreement") to, in the context of the Separation of Businesses, which sets forth the terms and conditions to govern their relationship both before, during, and after all corporate and business transactions are carried out, hence Sendas ceased to be a company controlled by CBD and the Parties started to operate in a totally independent manner;

(B)           As provided in clause 2.4. of such Agreement, the Separation of Businesses took effect after the Effective Date of the Split-up (i.e., December 31, 2020, same date on which the extraordinary general meetings of the Parties approving the Split-up were held);

(C)           Pursuant to clause 5.3 of said Agreement, the Parties have made efforts to release, replace and/or otherwise remove the Guarantees in the corresponding agreements within a period of up to 6 months from the Effective Date of the Spin-off, under penalty of, pursuant to clause 5.3.2, paying to the Guarantor, from the 6th month after the Effective Date of the Spin-off, as remuneration for the Guarantee, a monthly Fee in the amount equivalent to the lowest business offer received from at least 3 first-tier banks and/or insurance companies applied monthly to the outstanding balance of the Guarantees not replaced or released and, if the Guarantee remains in force after the period of 18 months from the Effective Date of the Spin-off, such Fee will be increased by 20%;

(D)           After the Effective Date of the Spin-off, a Transition Committee was established pursuant to clause 5.1.1 of the Agreement to coordinate the activities related to the Separation of Businesses, with powers to take every and any decisions on behalf of the Parties that do not depend on approval of their corresponding boards of directors or shareholders' meeting;

(E)           In view of the number of contracts of each Party and the progress of negotiations with the counterparties, as widely discussed in the Transition Committee, the Parties intend to change the conditions provided for in clause 5.3 of the Agreement;

(F)            Pursuant to the Policies for Transactions with Related Parties of the Parties, the corresponding competent corporate bodies approved such amendment, upon execution of an amendment to the Agreement.

Now, therefore, the Parties RESOLVE to enter into this First Amendment to the Separation and Other Covenants Agreement (the "Amendment"), which shall be governed by the mutually agreed terms and conditions below.

1.	Definitions in this Amendment

1.1.          All expressions used in capital letters in this Amendment shall have the meanings assigned to them in the Agreement, unless otherwise expressly stated herein.

2.	Changes to the Agreement

2.1.          The Parties hereby decide to amend clauses 5.3. and 5.3.2. to reflect the extension of the deadlines provided for in 06 (six) months, which may be extended for an additional period of 06 (six) months upon agreement of the Parties. Thus, such clauses hereinafter become effective with the following wording:

“5.3. Release of Guarantees The Party that has any of its obligations or Liabilities, or the obligations and Liabilities of its Subsidiaries ("Guaranteed Party"), guaranteed at any title (whether financial guarantees or not) by the other Party and/or by any of its corresponding Subsidiaries (a "Guarantor"), hereby undertakes, with the reasonable cooperation of the Guarantor, to make business reasonable efforts to release, replace and/or in any way remove the Guarantor from the position or capacity of guarantor, co-obligee, warrantor, sponsor, or subsidiary or joint debtor (the "Guarantee") as regards any Liabilities of the Guaranteed Party, including the removal of any Liens on any property and/or assets of the Guarantor that may serve as Guarantee of any Liabilities of the Guaranteed Party, within a period of up to 12 (twelve) months from the Effective Date of the Spin-off, subject to the provisions of Clause 5.3.2, and such term may be extended for another 06 (six) months upon the agreement of the Parties.

(...)

5.3.2. If CBD or Sendas, justifiably, cannot obtain, or cause to be obtained, any removal or release of the Guarantee as provided for in Clauses 5.3 and 5.3.1, within the period set forth in Clause 5.3, the Guaranteed Party shall (i) pay every month to the Guarantor, from the 12th (twelfth) month after the Effective Date of the Spin-off [or from the 18th (eighteenth) month after the Effective Date of the Spin-off, if the Parties have decided to extend the initial term for another 06 (six) months, pursuant to clause 5.3], on the 15th (fifteenth) Business Day of each month falling due (being clear that the first payment will be due in the 14th (fourteenth) month after the Effective Date of the Spin-off for the immediately preceding month, or due in the 20th (twentieth) month after the Effective Date of the Spin-off if the Parties have decided to extend the initial term for another 06 (six) months, pursuant to clause 5.3), as remuneration for the Guarantee, an amount equivalent to the lowest business offer received from at least 3 (three) first-tier banks and/or insurers applied every month to the outstanding balance of the Guarantees not replaced or released ("Fee") and, if the Guarantee remains in force after the period of 24 (twenty-four) months from the Effective Date of the Spin-off [or after a period of 30 (thirty) months from the Effective Date of the Spin-off if the Parties have decided to extend the initial period for another 06 (six) months pursuant to clause 5.3], the Fee will be increased by 20% (twenty per cent); (ii) indemnify, defend, and exempt from liability the Guarantor against such Guarantee or against any Liabilities arising out of or connected to such Guarantee, and shall, as agent or subcontractor of the Guarantor, fully comply with all obligations or other Liabilities of the Guarantor under the corresponding Guarantee; and (iii) refrain from renewing or extending the time term or the scope of any Liabilities of any nature, whether in the form of a loan, guarantee, lease, contract or other obligation for which the Guarantor is or may be liable, unless if the Guarantor is finally and completely released from all its obligations as a result of and/or in connection with the corresponding Guarantee.”

3.	Ratifications and Consolidation

All other provisions, clauses, and conditions of the Agreement hereby amended that are not expressly changed by this Amendment remain in full force, unchanged, and ratified .

In witness whereof, the Parties hereby electronically sign this Amendment before the 2 (two) undersigned witnesses.

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[Signatures page of the First Amendment to the Separation and Other Covenants Agreement]

Sao Paulo, June 30, 2021

/s/ Jorge Faiçal Filho Jorge Faiçal Filho Chief Executive Officer	/s/ Guillaume Gras Guillaume Gras Chief Financial Officer

__________________________________________________

Companhia Brasileira de Distribuição

/s/ Belmiro de Figueiredo Gomes Belmiro de Figueiredo Gomes Chief Executive Officer	/s/ Daniela Sabbag Papa Daniela Sabbag Papa Chief Financial Officer

__________________________________________________

Sendas Distribuidora S.A.

Witnesses:

1. /s/ Geovani de Sousa	2. /s/ Maira Elian de Melo Silva
Name: Geovani de Sousa	Name: Maira Elian de Melo Silva
ID Card (RG):	ID Card (RG):
CPF [Tax ID] number:	CPF [Tax ID] number: